FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

 Exhibit 1 to this Report on Form 6-K is  hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:
1. Press Release:
MIND's Board of Directors Approves Plan to Repurchase Up to $2.8 Million of Outstanding Ordinary Shares. Dated September 8, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2008

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	MIND's Board of Directors Approves Plan to Repurchase Up to $2.8 Million of Outstanding Ordinary Shares. Dated September 8, 2008.

Exhibit 1

MIND's Board of Directors Approves Plan to Repurchase Up to $2.8 Million of Outstanding Ordinary Shares

Yoqneam, Israel, September 8, 2008 - MIND CTI Ltd. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions for the enterprise market, today announced that its Board of Directors authorized a plan for the repurchase of up to 2.1 million of the Company's ordinary shares in the open market, in an amount in cash of up to $2.8 million.

Monica Eisinger, Chairperson and CEO, commented: "We believe that in light of current share prices, the history of positive cash flow from operations and the Company's resources, the purchase of the Company's shares is a good investment and is in the best interests of the Company and we can do this without sacrificing expansion, capital investment or growth plans. We believe that at this time the repurchase of our stock at these prices will deliver value to our shareholders and is one of the most appropriate uses of our resources."

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase may be suspended from time to time or discontinued.

MIND reported cash and cash equivalents of $9.7 million as of June 30, 2008.

Under the Israeli law, the repurchase program is considered a distribution that requires prior court approval, which the Company will seek as soon as possible. The Company expects to obtain such court approval within eight to twelve weeks, although there is no guarantee that such approval will not be delayed or denied.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions for the enterprise market. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at:www.mindcti.com.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.  The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com